UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 333-268865

NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2,

No. 1 Kwan Street,

Sha Tin, New Territories,

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

NFT Limited, a Cayman Islands company (the “Company”) held its 2024 annual general meeting of shareholders at 10:00 a.m. Eastern Time, March 18, 2024, at Office Q 11th Floor, Kings Wing Plaza 2, No. 1 Kwan Street, Sha Tin, New Territories, Hong Kong. Holders of a total of 130,271,137 Shares (consisting of 130,271,137 Class A Ordinary Shares and 0 Class B Ordinary Shares), out of a total of 154,500,407 Shares (consisting of 154,500,407 Class A Ordinary Shares and 0 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting and therefore constituting a quorum as of the record date of February 16, 2024. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to twenty votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	As an ordinary resolution, that Kuangtao Wang, Doug Buerger, Ronggang (Jonathan) Zhang and Guisuo Lu are re-elected to serve on the Board until their death, resignation, or removal.

For All	Withhold All	For All Except
130,060,379	210,758	0

2.	As an ordinary resolution, to ratify the selection of Assentsure PAC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023.

The shareholders approved the proposal.

For	Against	Abstain
130,070,604	198,340	2,193

3.	As an ordinary resolution, to approve the reverse share split of all of the Company’s ordinary shares at an exchange ratio of one-for-fifty (1:50), such that every 50 Class A ordinary shares of a par value of US$0.0001 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A ordinary share of a par value of US$0.005 per share; and that every 50 Class B ordinary shares of a par value of US$0.0001 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B ordinary share of a par value of US$0.005 per share (the “Share Consolidation” or “Reverse Share Split”), such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.005 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.005 each; with such Share Consolidation (the “Share Consolidation Proposal”) to be effective on any date on or prior to March 19, 2024 as determined by the Board of Directors (the “Effective Date”); and the Effective Date when determined by the Board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the Board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented.

The shareholders approved the proposal.

For	Against	Abstain
130,028,203	242,895	39

4.	As an ordinary resolution, to approve increasing the authorized share capital and number of authorized shares of the Company immediately after the Share Consolidation from US$50,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.005 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.005 each to US$500,000 divided into 90,000,000 Class A ordinary shares of a nominal or par value $0.005 each and 10,000,000 Class B ordinary shares of a nominal or par value $0.005 each.

The shareholders approved the proposal.

For	Against	Abstain
130,014,961	256,136	40

5.	As a special resolution, to approve, upon approval of the Share Consolidation Proposal and the Share Increase Proposal, that the current memorandum and articles of association of the Company be amended and restated to reflect the Share Consolidation and Share Increase (the “M&A Amendment”), and that the registered office service provider to the Company be authorized to make any and all filings necessary by the foregoing with the Registrar of Companies of the Cayman Islands as required by applicable Cayman Islands law (the “Filing Proposal”).

The shareholders approved the proposal.

For	Against	Abstain
130,018,221	251,426	1,490

Exhibits

Exhibit No.	Description
99.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2024

NFT Limited

By :	/s/ Kuangtao Wang
Name :	Kuangtao Wang
Title :	Chief Executive Officer

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